# CARDIOME PHARMA CORP.

6190 Agronomy Road, Suite 405
Vancouver, B.C.
V6T 1Z3

Tel: 604-677-6905
Fax: 604-677-6915

**FOR IMMEDIATE RELEASE    NASDAQ: CRME   TSX: COM**

# CARDIOME ANNOUNCES POSITIVE RESULTS FROM THE BRINAVESS® ASIA-PACIFIC PHASE 3 CLINICAL TRIAL

**Vancouver, Canada, November 7, 2014** -- Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today announced results from a Phase 3 clinical study conducted with BRINAVESS® (vernakalant intravenous, RSD 1235) in the Asia-Pacific (A-P) region. The study was originally planned to recruit 615 patients, however the study was completed after randomising 123 patients. The study remained sufficiently powered and it achieved the primary endpoint, showing that of the 111 treated patients with recent-onset atrial fibrillation (AF) lasting 3 hours to 7 days, 53% of those receiving an IV dose of BRINAVESS converted to normal heart rhythm within 90 minutes, compared to 12% of placebo patients (95% CI; 23%, 58%, $p<0.001$).

The A-P study data suggests that BRINAVESS was generally well-tolerated in the targeted patient population. In the 30 day interval following drug administration, serious adverse events occurred in 6 (11%) placebo patients and 7 (13%) patients dosed with BRINAVESS. Potentially drug-related serious adverse events occurred in 1(2%) patient receiving BRINAVESS. There were no cases of drug-related torsades de pointes, a well-characterized arrhythmia which is an occasional side effect of many current antiarrhythmic drugs.

In the recent-onset AF patients dosed with intravenous BRINAVESS who converted to normal heart rhythm within 90 minutes, the median time to conversion was 11 minutes from the start of infusion.

"We are pleased to have completed the A-P study and to once again see positive consistent results from our BRINAVESS clinical program," stated Dr. Steen Juul-Möller, Cardiome's Medical Director. "The results from this study provide additional support for rapid and effective cardioversion combined with high level of safety as observed in BRINAVESS Phase 3 clinical studies; ACT I and ACT III."

"With the A-P study now completed we look forward to working towards applying for BRINAVESS approvals in Asia-Pacific countries including Taiwan and Korea," stated William Hunter, M.D., President and CEO of Cardiome. "We are committed to making BRINAVESS available in all key worldwide markets. The results from this study put us one step closer to achieving this goal in the Asia-Pacific region."

The A-P study was designed to investigate the safety and efficacy of intravenous BRINAVESS in patients with recent-onset atrial fibrillation lasting 3 hours to 7 days. The primary endpoint in A-P was conversion of recent-onset AF to normal heart rhythm for a period of at least 1 minute post-dosing within 90 minutes of the start of dosing. The study was initiated in August 2010, and was carried out in 35 centers in Korea, Taiwan, Hong Kong and India.

## About Cardiome Pharma Corp.

Cardiome Pharma Corp. is a specialty pharmaceutical company dedicated to the development and commercialization of cardiovascular therapies that will improve the quality of life and health of patients suffering from heart disease. Cardiome has two marketed, in-hospital, cardiology products, BRINAVESS® (vernakalant IV), approved in Europe and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults, and AGGRASTAT® (tirofiban HCl) a reversible GP IIb/IIIa inhibitor indicated for use in patients with acute coronary syndrome.

Cardiome is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

## Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions. Forward- looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for the remainder of 2014 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research and development and product and drug development. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Many such known risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions in the United States, Canada, Europe, and the other regions in which we operate; market demand; technological changes that could impact our existing products or our ability to develop and commercialize future products; competition; existing governmental legislation and regulations and changes in, or the failure to comply with, governmental legislation and regulations; availability of financial reimbursement coverage from governmental and third-party payers for products and related treatments; adverse results or unexpected delays in pre-clinical and clinical product development processes; adverse findings related to the safety and/or efficacy of our products or products; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the requirement for substantial funding to expand commercialization activities; and any other factors that may affect our performance. In addition, our business is subject to certain operating risks that may cause any results expressed or implied by the forward-looking statements in this presentation to differ materially from our actual results. These operating risks include: our ability to attract and retain qualified personnel; our ability to successfully complete pre-clinical and clinical development of our products; changes in our business strategy or development plans; intellectual property matters, including the unenforceability or loss of patent protection resulting from third-party challenges to our patents; market acceptance of our technology and products; our ability to successfully manufacture, market and sell our products; the availability of capital to finance our activities; and any other factors described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. Given these risks, uncertainties and factors, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

## For Further Information:

Cardiome Investor Relations
(604) 676-6993 or Toll Free: 1-800-330-9928
Email: ir@cardiome.com

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